

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2017

<u>Via E-mail</u>
Rolf Schrömgens
Chief Executive Officer
trivago N.V.
Bennigsen-Platz 1
40474 Düsseldorf, Germany

> **Re: trivago N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 1-37959**

Dear Mr. Schrömgens:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. On your website, you offer deals on rooms at Al Salam Rotana and Corinthia Khartoum hotels in Sudan. Sudan is a country that is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. export controls. You do not include disclosure about any contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through customers, partners or other direct or indirect arrangements. You should describe any products and services you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Sudan or entities it controls.

2. Please discuss the materiality of any contacts with Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your

       security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance